UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------
SCHEDULE 13D
Under the Securities exchange Act of 1934
(Amendment No. ______)

Pallet Management Systems, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

696435 30 4
(CUSIP Number)

Richard J. LoScalzo
912 S. Robertson Blvd.
Los Angeles, CA 90035
                        (310) 652-2904
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2003
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)
----------
(1)	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.696435 30 4 13D
	Page 2 of 7 Pages
______________________________________________________
________________________ 1.	NAME OF REPORTING
PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Richard J. LoScalzo
______________________________________________________
________________________2.	CHECK THE
APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]
(b) [_]
______________________________________________________
________________________ 3.	SEC USE ONLY
______________________________________________________
________________________4.	SOURCE OF FUNDS*

PF
______________________________________________________
________________________5.	CHECK BOX IF
DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[_]
______________________________________________________
________________________6.	CITIZENSHIP OR PLACE
OF ORGANIZATION

USA
______________________________________________________
________________________
7.	SOLE VOTING POWER

NUMBER OF 			300,000

SHARES
	________________________________________________
__________
8.	SHARED VOTING POWER
BENEFICIALLY
					0
OWNED BY
	________________________________________________
__________
9.	SOLE DISPOSITIVE POWER
EACH
REPORTING 				300,000

PERSON
	________________________________________________
____________
10.	      SHARED DISPOSITIVE POWER
WITH
		0
______________________________________________________
________________________
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
300,000 shares
______________________________________________________
________________________
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES*

[_]
______________________________________________________
________________________ 13.	PERCENT OF CLASS
REPRESENTED BY AMOUNT IN ROW (11)

7.5%
______________________________________________________
________________________14.	TYPE OF REPORTING
PERSON*

	IND



*SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1. Security and Issuer.

This statement relates to the shares of common stock, par value $.01, of Pallet Management Systems, Inc., a Florida corporation ( the "Issuer") having its principal business and the address of its principal office at 2855 University Drive, Coral Springs, Florida 33065

Item 2. Identity and Background.

This statement is being filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") on behalf of Richard J. LoScalzo ("Reporting Person").

Reporting Person's business address is 912 S. Robertson Blvd.,
Los Angeles, CA 90035.

During the past five years, Reporting Person has not been (1) convicted in a criminal proceeding, nor (2) is he subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

During the past five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


CUSIP No. 696435 30 4 13D
	Page 3 of 5 Pages



Item 3. Source and Amount of Funds or Other Consideration.

All of the shares were purchased in the open market for cash.

Item 4. Purpose of Transaction.

Reporting Person originally acquired shares of the Issuer for investment purposes only, primarily in 2002. On April 22, 2003, he purchased an additional 20,000 shares. On April 25, 2003, he purchased an additional 80,000 shares.

Except as set forth in the preceding paragraphs, the Reporting
Person does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the
number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;
(g)	Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the
acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered
national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the
Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Reporting Person is the beneficial owner of 300,000 shares of Common Stock of the Issuer as of April 25, 2003, which represent
7.5% of the Issuer's Common Stock.

Reporting Person has the power to dispose, or direct the disposition of, all of the shares owned by him of record or beneficially.




CUSIP No. 696435 30 4 13D
	Page 4 of 5 Pages

______________________________________________________
________________________
SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 1, 2003

(Date) 							Richard J.
LoScalzo

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).